

January 5, 2011

C. Michael Petters
President and Chief Executive Officer
Huntington Ingalls Industries, Inc.
1840 Century Park East
Los Angeles, CA 90067

    Re: **Huntington Ingalls Industries, Inc.**
                 Amendment No. 2 to Form 10-12B
                 Filed December 21, 2010
                 File No. 001-34910

Dear Mr. Petters:

      We have received your response to our prior comment letter to you dated December 9, 2010 and have the following additional comments.

Exhibit 99.1

Questions and Answers About the Spin-Off, page 4

What are the reasons for and benefits of separating HII from Northrop Grumman?, page 4

1. We note your response to our prior comment seven and reissue in part. Please disclose that Northrop Grumman has been required to make continuing capital expenditures in the shipbuilding business in recent years.

What is the Contribution?, page 6

2. We note your response to our prior comment eight. Refer to comment 15 in our prior comment letter to you dated November 10, 2010. Please revise to disclose the reason that you are transferring a portion of the proceeds of the HII Debt to NGSC or advise, in detail, as to why this information is not relevant to investors.

How will the spin-off affect HII's relationship with its customers?, page 7

3. We note your response to our prior comment 15 and reissue in part. Please revise this question and answer to specifically discuss the information set forth in the risk factor that you currently cross-reference. We note, for example, the disclosure of a financial responsibility assessment and that there are several contracts in the negotiation stage that may not be finalized and awarded until the spin-off capitalization is finalized and the U.S. Navy is satisfied that you are financially responsible, which could cause the contracts to be delayed or not awarded.

Risk Factors, page 19

We may not realize the anticipated benefits related to the wind down, page 25

4. We note your response to our prior comment 13. Please revise your disclosure here to include all information set forth in your response to our comment, including that a formal audit of the restructuring proposal is in process and must be completed, and that if there is a formal challenge to your treatment of certain restructuring costs, there is a dispute resolution process that you would likely pursue.

Manner of Effecting the Spin-Off, page 41

5. We note your response to our prior comment 17 and reissue. Please provide the material terms of and quantify Current NGC's guarantees of your performance under certain of your shipbuilding contracts and certain insurance agreements. We understand that these guarantees will not be transferred. However, it appears that because Current NGC will have no material assets as a result of the Internal Reorganization and you will indemnify Current NGC for any guarantee obligations, these guarantees are effectively being eliminated. Please disclose whether completing an Internal Reorganization in which a well-capitalized parent guarantor becomes a subsidiary guarantor with no material assets triggers any limitations, contractual or otherwise, imposed by these guarantees.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

6. We note from your response to our prior comment 18 that you have not yet determined whether you will enter into any new compensation contracts with management. When you make that determination, please tell us the nature and terms of any new compensation contracts with management as a result of the spin-off. If there are new compensation contracts that are directly a result of the separation from Northrop Grumman, please revise your pro forma financial statements to include disclosure of the contractual terms of the contracts and the applicable pro forma adjustments.

7. We note the disclosure that has been added to the introductory paragraph to the pro forma financial information in response to our prior comment number 19. Please revise the pro

forma balance sheet and statements of operations to include the appropriate pro forma adjustments giving effect to the purchase of $178.4 million of Go Zone IRBs in a tender offer by NGSB in connection with the spin-off transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Liquidity and Capital Resources, page 67

8. We note from your response to our prior comment 20 that you have revised the MD&A section to include spaces where you will include information on the payment terms and covenants on the new HII Debt once those amounts have been determined. Please revise to also include any pertinent terms and the nature and terms of any restrictions or covenants related to the HII Credit Facility, as applicable.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2010
Note 2. Shipbuilding Strategic Actions

9. We note from your response to our prior comment number 25 that the US Navy has indicated that it has concerns regarding the allowability of selected elements of the Company's restructuring proposal with regards to wind down of the Avondale Louisiana facility. Although your response indicates that management currently believes all of these costs will be recoverable, given the possibility that exists that the Navy may challenge the recoverability of these costs, please revise Note 2 to clearly indicate that the recoverability of these costs may be challenged by the Navy resulting in a potential uncertainty as to the timing and eventual recoverability of all of the restructuring costs to be incurred in connection with the wind down of the Avondale facility.

Note 12. Impacts From Hurricanes, page F-14

10. We note from your response to our prior comment 27 that the U.S. Navy has expressed its intention to question certain costs associated with post-Katrina asset depreciation but you believe it is premature to speculate on the amount the U.S. Navy may question. However, your disclosure in Note 12 still indicates that the U.S. Navy has challenged certain post-Katrina depreciation costs. Please revise your disclosure in Note 12 to be consistent with your response to us, and if applicable, please revise Note 12 to quantify the amount of costs that the U.S. Navy is challenging.

Audited Financial Statements for the Year Ended December 31, 2009

Balance Sheet, page F-24

11. We note from your response to our prior comment 29 that you will revise the balance sheet in the unaudited interim financial statements for the nine months ended September 30, 2010 to include a pro forma statement that reflects the accrual of the planned

distribution when that information becomes available. You also intend to revise your disclosure in Note 1 to the financial statements to explain the pro forma adjustments, including a number of adjustments that will occur in addition to the distribution. However, we believe that the pro forma balance sheet shown alongside the most recent historical balance sheet (balance sheet as of September 30, 2010) should only reflect the accrual of the planned contribution, the distribution of HII common stock by Northrop Grumman to its stockholders and the conversion of intercompany debt and accrued interest into additional paid in capital. Please note that the incurrence of HII Debt and the effects of the tender offer, which are included in the unaudited pro forma financial statements on page 54, should not be reflected on the face of the historical balance sheet. See Staff Accounting Bulletin Topic 1.B.3.

Note 17. Stock Compensation Plans, page F-47

12. We note from the Company's response to our prior comment number 31 that the Company does not believe that stock-based compensation expense recognized in its financial statements is material and as such does not believe that the disclosures required by ASC 718-10-50-2 are necessary. Please note that we believe the heightened interest of investors and other financial statement users in stock based compensation matters generally requires that the financial statements include such disclosures even in circumstances where such disclosures may not be considered quantitatively material. Accordingly, we continue to believe these disclosures should be provided. As requested in our prior comment, please revise Note 17 to include the following disclosures with respect to the Company's stock-based compensation arrangements:

• The number and weighted average exercise prices for each of the following groups of share options: (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.

• The number and weighted-average grant date fair value of stock awards, for each of the .following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.

• The amount of compensation expense recorded for these stock-based awards for each period in which a statement of operations is provided.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Barbara Becker
        Fax: (212) 351-6202